UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                               FORM 12b-25
                                                               SEC FILE NUMBER
                       NOTIFICATION OF LATE FILING                 0-17436

                               FORM 10-KSB                      CUSIP NUMBER
                                                                    517668
                   For Period Ended: December 31, 1996

[Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.]

PART I - REGISTRANT INFORMATION

                  LAS VEGAS DISCOUNT GOLF & TENNIS, INC.
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                         Full Name of Registrant

                             Not Applicable
                        -------------------------
                        Former Name if Applicable

                5325 South Valley View Boulevard, Suite 10
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        Address of Principal Executive Office (Street and Number)

                         Las Vegas, Nevada 89118
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                        City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
[X] prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On February 26, 1997, the Registrant and its majority-owned subsidiary, Saint Andrews Golf Corporation, sold certain of its assets, and transferred certain liabilities to an unrelated entity in a transaction pursuant to an Agreement for the Purchase and Sale of Assets (the "Agreement"). These transactions were reported by the Registrant by a Current Report on Form 8-K, filed with the Commission on March 13, 1997. A copy of the Agreement, as amended, was filed as an Exhibit to the Form 8-K.

As a consequence of the above described transactions, the narrative portion of the Registrant's Annual Report on Form 10-KSB and related financial statements, to which this Notification relates, must be substantially revised. The Registrant has had insufficient time since the date of the above transactions in which to make the necessary revisions in order to file its Form 10-KSB in a timely manner.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

               Jon D. Sawyer                 303/893-2300
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                  (Name)              (Area Code)(Telephone Number)

(2)  Have all other periodic reports required under Section
     13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940
     during the preceding 12 months (or for such shorter)
     period that the Registrant was required to file such
     reports) been filed?  If answer is no, identify report(s). [X]Yes   [ ]No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements
     to be included in the subject report or portion thereof?   [X]Yes   [ ]No

NARRATIVE AND QUALITATIVE EXPLANATION OF THE ANTICIPATED CHANGE:

The Registrant will report a net loss of $(945,000) for the year ended December 31, 1996, as compared to a net loss of $(242,000) for the year ended December 31, 1995. The increased net loss is primarily due to a loss from franchise and wholesale operations which were sold in February 1997, which had produced income of $550,000 in the prior year. In addition, the Company had increased development costs related to the SportPark which is to be built in Las Vegas, Nevada by the Registrant's majority owned subsidiary, Saint Andrews Golf Corporation, and increased selling, general and administrative expenses related to two retail stores owned by the Registrant which were opened in mid-1995 in southern California.
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                  LAS VEGAS DISCOUNT GOLF & TENNIS, INC.
               -------------------------------------------
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                   LAS VEGAS DISCOUNT GOLF & TENNIS, INC.

Date:  March 31, 1997              By /s/ Voss Boreta
                                      Voss Boreta, President
[ATTENTION: Intentional misstatements of omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).]